Mail Stop 3-8

      							 April 11, 2005




By Facsimile and U.S. Mail

Mr. Jackson E. Reasor
President and Chief Executive Officer
Old Dominion Electric Cooperative
4201 Dominion Boulevard
Glen Allen, VA 23060

      Re:    Form 10-K for the Year Ended December 31, 2004
                File No.  0-50039

Dear Mr. Reasor:

      	We have completed a limited review of the above referenced filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Where a comment requests additional disclosure or other revisions to be made, such disclosures and revisions should be included in your future annual and interim reports, as applicable.

Form 10-K for the Year Ended December 31, 2004
Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 26
Table of Contractual Obligations, page 41

1. Please provide an explanation and a reconciliation illustrating the amounts for long-term indebtedness, lease obligations and asset retirement obligations reflected in your consolidated balance sheets and how they correspond to the amounts reflected in your table. We note you have included interest on your debt. Also, provide in your response your basis for excluding certain portions of lease obligations related to the Clover Unit 1 and 2 leases considering the requirements in Item 303(a)(5) of Regulation S-K.

2. Please disclose how the formation of New Dominion and the proposed reorganization would impact your consolidated financial statements.
In your response, please show us what your revised disclosure will look like.
Consolidated Balance Sheets, page 50

3. You indicate in Item 2 that you have no capital lease obligations at December 31, 2004. Please advise and revise your disclosure in future filings to clarify what obligation under long-term leases represents. We may have further comments.
Consolidated Statements of Cash Flow, page 53

4. Please tell us each component and how you calculated the net change in investments reflected in investing activities. In future filings please present the changes in available-for-sale
securities
and held-to-maturity securities in accordance with paragraph 18 of SFAS No. 115 which states that cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities should be presented on a gross basis for each security
classification in the statement of cash flows.   Also see
paragraphs
11 through 13A. of SFAS No. 95.

5. We are unable to determine why a considerable number of items in your statement of cash flows do not reconcile to your balance sheet.
Please provide a reconciliation of the consolidated cash flow activities to your consolidated balance sheet for the year end December 31, 2004. We may have further comment.

Notes to Consolidated Financial Statements, page 54
Note 1-Summary of Significant Accounting Policies, page 54
General, page 54

6. Please tell us how you accounted for the consolidation of TEC. Specifically include in your response:
* When you first became the primary beneficiary of TEC;
* Whether you measured the assets, liabilities and non-controlling interests of TEC at their carrying values or estimated fair values, your basis for such measurement and the applicable accounting pronouncement; and
* Whether you have eliminated intercompany revenues and expenses
and
the amount of TEC revenue and expenses in the consolidated results of
operations.
See paragraphs 18 through 22 of FIN No. 46(R) and include all the disclosures required by paragraphs 23 through 26 of the
Interpretation, as applicable.   In your response, please show us
what your revised disclosure will look like.


Note 6-Long-term Lease Transactions, page 63

7. Please tell us how you account for the sale-leaseback transaction with the owner trust for Clover units 1 and 2. Specifically, tell us:
* When you initially acquired your interest in Clover and the source of funding for the acquisition;
* Explain if the leaseback is accounted for by either the deposit method or the financing method as set forth in SFAS No. 66;
* Your basis for the measurement and recognition of the gain on the sale;
* How and why the leaseback with the owner trust qualifies as a capital or operating lease in accordance with SFAS No. 13; and
* The effects of accounting for the leaseback reflected in your balance sheets, statements of revenues and expenses and statements of cash flows.
Please be as detailed as necessary in your explanation and include supplemental analyses and cite applicable accounting pronouncements as needed. Also, please tell us how your current presentation and disclosures meet the applicable requirements based on the accounting conclusions in your response or show us what your revised disclosure will look like. We may have further comments.

8. Please advise and revise future filings to clarify whether the $18.1 million and $15.3 million of additional basic rent required under the leases was from the deposits made at the beginning of the lease or represent financing provided to you under the payment undertaking agreement.
Note 9-Long-term Debt, page 67

9. In future filings, please disclose existing restrictive covenants and subjective acceleration clauses and facts and amounts concerning any defaults as of the balance sheet date. Please indicate in your response if this is currently disclosed in your filing or show us what your revised disclosure will look like. See SFAS No. 78 and Rule 4-08 of Regulation S-X.
Item 9.A. Controls and Procedures, page 77

10. Your chief executive officer, senior vice-president and chief financial officer do not state when they concluded on the effectiveness of disclosure controls and procedures. In future filings, please revise to disclose your conclusions about the effectiveness of the company`s disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation S-K.


Item 15. Exhibits, Financial Statements Schedules and Reports on
Form
8-K, page 84

11. We note you indicate the information included in financial statement schedules required by Rule 5-04 of Regulation S-X is included elsewhere in your filing. Please tell us where the information is located in your filing. If you determine the information is not completely disclosed elsewhere, please include
this information in future filings.   If applicable, please show
us
what your revised disclosure will look like.

			Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review.
Please
file your supplemental response on EDGAR as a correspondence file.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



If you have any questions regarding our comments, please direct them
to Brian V. McAllister at (202) 824-5664 or, Donna Di Silvio at
(202)
942-1852, or in their absence, to the undersigned at (202) 942-
2823.

									Sincerely,



									Michael Moran
									Branch Chief
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Mr. Jackson E. Reasor
Old Dominion Electric Cooperative
April 11, 2005
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